UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              B of I HOLDING, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    05566U108
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                                 (CUSIP Number)


                                  Robert Eprile
                             10773 Cherry Hill Drive
                               San Diego, CA 92130
                                 (858) 720-9952
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 14, 2009
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                  (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 05566U108                                     PAGE 2 OF 6 PAGES
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1       NAMES OF REPORTING PERSONS

        Robert Eprile
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS

        PF
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                        7       SOLE VOTING POWER

                                92,713
                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY               0
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  92,713
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          92,713
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
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14        TYPE OF REPORTING PERSON

          IN
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
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CUSIP NO. 05566U108                                     PAGE 3 OF 6 PAGES
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      This Amendment No. 1 amends and supplements the statement on Schedule 13D
(the "Schedule 13D") originally filed with the Securities and Exchange Commission on January 20, 2006 by Robert Eprile (the "Reporting Person") with respect to the shares of Common Stock, $0.01 par value per share (the "Common Stock"), of B of I Holding, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby. This amendment is being filed solely to report the fact that the Reporting Person is no longer the beneficial owner of five percent of the Company's outstanding Common Stock. As a result of an open market sale effected on November 6, 2007, the Reporting Person's beneficial ownership of Common Stock was reduced from 5.11% as of October 9, 2007 to 4.7% as of November 6, 2007.

      Item 2 and Item 5 are hereby amended and supplemented as follows:

Item 2. Identity and Background

(a) - (c)

      The name of the Reporting Person is Robert Eprile. The address for the Reporting Person is 10773 Cherry Hill Drive, San Diego, CA 92130. Mr Eprile is a former director of B of I Holding, Inc.

(d) - (e)

      During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

      Based upon the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 25, 2009, there were 8,082,768 shares of Common Stock outstanding as of September 10, 2009. The Reporting Person is the beneficial owner of 92,713 shares of Common Stock of the Issuer, representing 1.1% of the total number of shares outstanding as of September 25, 2009. The Reporting Person (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 92,713 of such shares and (ii) does not have shared power to vote or to direct the vote and to dispose or direct the disposition of any of such shares.

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons since the 60th day prior to the date of this filing. All of such transactions were effected in the open market.

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CUSIP NO. 05566U108                                     PAGE 4 OF 6 PAGES
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(d) N/A.

(e) As of November 6, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock.

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CUSIP NO. 05566U108                                     PAGE 5 OF 6 PAGES
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                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ROBERT EPRILE


                                    By:   /s/ Robert Eprile
                                          ---------------------------------
                                    Name: Robert Eprile








Dated:  October 14, 2009
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CUSIP NO. 05566U108                                     PAGE 6 OF 6 PAGES
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                                                                      SCHEDULE A


          TRANSACTIONS IN SHARES OF THE ISSUER DURING THE PAST 60 DAYS

                All transactions were effected in the open market


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  Class of          Date of        Amount of     Purchase (P)        Price per
  Security        Transaction     Shares Sold    or Sale (S)         Share ($)
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Common Stock        9/30/09          1,000           S                 8.50
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Common Stock        9/22/09          1,000           S                 8.15
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Common Stock        9/11/09           800            S                 8.55
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Common Stock        9/11/09           200            S                 8.59
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Common Stock        9/08/09          1,000           S                 8.55
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Common Stock        9/01/09          2,000           S                 8.40
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Common Stock        9/01/09          1,700           S                 8.34
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Common Stock        9/01/09           300            S                 8.35
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Common Stock        8/25/09          2,000           S                 6.85
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Common Stock        8/17/09          1,400           S                 6.55
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Common Stock        8/17/09          1,600           S                 6.90
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Common Stock        8/04/09           900            S                 7.00
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Common Stock        8/04/09           100            S                 7.01
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